

Via U.S. Mail & Facsimile (902) 491-4281

December 3, 2010

Mr. Wade K. Dawe
Chairman and Chief Executive Officer
Brigus Gold Corp.
1969 Upper Water Street, Suite 2001
Halifax, Nova Scotia B3J 3R7

> **Re:** **Brigus Gold Corp**.
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 17, 2010**
> **Form 10-K/A filed April 30, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010**
> **and June 30, 2010**
> **Filed May 10, 2010 and August 16, 2010**
> **File No. 1-31539**

Dear Mr. Dawe:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   We note that your Chairman and Chief Executive Officer Wade K. Dawe and Executive Vice President and Secretary Brian MacEachen are also associated with Linear Metals Corp., a company similarly involved in base metal exploration that Linear Gold spun-off to shareholders in July of 2006. Specifically, Mr. Dawe is Linear Metals Chairman, and Mr. MacEachen is Linear Metals President and Chief Executive Officer. Please explain

the continued connection, if any, between Linear Metals and the former Linear Gold Corp., including overlapping management. Please also address any conflict that exists as a result of your executive officers' divergent duties to their respective corporate employers, such as the time devoted to each company, or any conflict of opportunity.

Mineral Reserve, page 15

2.   We note your statements regarding the current revision of your geologic model for the Black Fox mineral deposit, the review of your 2009 reserve update, and your presentation of the previous 2008 reserve statement along with your 2009 production. Please present your complete ore production, which would include the tonnage and grade of the ore processed by your mill, material placed in your stockpiles, and the material shipped to the custom mills. We also note slight discrepancies with your reported mill throughput as presented on pages 15 and 42 when compared to that on pages 44 and 69. In addition your total tonnage mined differs on pages 44 and 69, and the estimate of the custom mill grade and/or recovery may need revision. Please review and correct these items in your filing.

Huizopa, page 46

3.   We note your disclose sample ranges of 1 to 19 grams silver and up to 0.6 grams per tonne gold in this section. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.
- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results
- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."
- Eliminate statements containing grade and/or sample-width ranges.
- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
- Generally, use tables to improve readability of sample and drilling data.
- Soil samples may be disclosed as a weighted average value over an area.
- Refrain from reporting single soil sample values.
- Convert all ppb quantities to ppm quantities for disclosure.
- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these concerns.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George K. Schuler, Mining Engineering, at (202) 551-3718 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551- 3707 with any other questions. If you require further assistance you may contact the undersigned at (202) 551-3740.

Sincerely,

 H. Roger Schwall
 Assistant Director